EXHIBIT 99.1

Osisko Development Provides Update for Cariboo Gold Project

MONTREAL, Nov. 07, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce that the Mines Act permit for its 100%-owned Cariboo Gold Project ("Cariboo" or the "Project") located in central British Columbia ("BC"), Canada has been referred for decision to the statutory decision maker in the BC Ministry of Energy, Mines and Low Carbon Innovation. The review of the Environmental Management Act permits has been completed, as well, and the Company is awaiting referral thereof to the statutory decision maker in the immediate future. The Company anticipates receiving final decisions in Q4 2024.

The Company is committed to advancing collaborative partnerships with Indigenous nations related to the Project as evidenced by years of extensive consultation and the signing and ongoing implementation of the participation agreements with each of the Lhtako Dené Nation in 2020 and the Williams Lake First Nation in 2022.

The Company has yet to reach an agreement with the Xatśūll First Nation, but it will continue to engage and consult with Xatśūll First Nation, including after any decision on the Mines Act and other permits.

"We have made good faith and reasonable efforts in the past two years to reach agreement with Xatśūll First Nation, including reasonable offers for financial and other benefits along substantially similar frameworks as those offered to, and agreed by, other Indigenous communities," commented Sean Roosen, Chairman and CEO. "Our efforts have focused on providing meaningful benefits to all Indigenous nations, whilst ensuring the project remains viable."

The Company is dedicated to developing a modern, safe and sustainable operation at the Cariboo Gold Project, and remains committed to engaging in constructive dialogue to ensure all stakeholders benefit from the development of the Project.

"We must ensure the integrity of the permitting process is respected, because we believe the consultation on this Project has been robust. We stand by our record to date in meeting our obligations and expect the provincial government will act within its authority," continued Sean Roosen. "Our commitment to engaging with Xatśūll First Nation will continue including after the permit decision is made. We genuinely want to find a meaningful, sustainable and realistic way to share the socio-economic benefits from this Project".

Over the last four years, the Company has engaged in constructive and extensive discussions with all provincial regulators, Indigenous nation partners and host communities. This culminated in the receipt of the Environmental Assessment Certificate ("EA Certificate") on October 10, 2023.

Through its EA review process the Company received and successfully addressed over 1,700 comments, which underpinned receipt of the positive EA Certificate. More recently, as part of the permit application process, through four rounds of review from the Mine Review Committee, which included Lhtako Dené Nation, Williams Lake First Nation, and Xatśūll First Nation, the Company responded to, addressed, and closed over 1,800 comments. The Company has commitments through permitting, management plans and positive relationships to continue engaging with all Indigenous nations and stakeholders.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (together, "forward-looking statements"). These forward-looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Forward-looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the assumptions, qualifications and limitations relating to the potential for unknown mineralized structures to extend existing zones of mineralization; category conversion; the timing and status of permitting, including receiving a final decision (if any); future consultation efforts between Osisko Development and Xatśūll First Nation; the future development and operations at the Cariboo Gold Project; the ability of the Company to execute its planned activities; management's perceptions of historical trends, current conditions and expected future developments; the ability and timing for Cariboo to reach commercial production (if at all); the Company being a well-positioned gold development company in Canada, USA and Mexico; sustainability and environmental impacts of operations at the Company's properties; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, management's understanding of the permitting process and status thereof, the ability of exploration (including drilling and chip sampling assays, and face sampling) to accurately predict mineralization current conditions and expected future developments, regulatory framework remaining defined and understood, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to third-party approvals, including the issuance of permits by the government; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results and chip sampling, and face sampling results) to accurately predict mineralization; errors in management's geological modelling the timing and ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2023 as well as the financial statements and MD&A for the year ended December 31, 2023, which have been filed on SEDAR+ (www.sedarplus.ca) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors facing the Company, its business and operations. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.